PROKOM
SOFTWARE SA

02 MAY 15 AM 10:50

FAX

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 202 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25, POLAND
tel.: +48 58 628 66 66 fax: +48 58 621 66 77

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

date: 15 May 2002 pages: 1 + 17

subject: **Quarterly Report for the 1Q 2002**

This is a summary translation of the company's statement communicated to the Polish Securities Commission according to paragraph 1.2 and 57.2 of the Decree of the Ministries Committee, dated 16th October of 2001 (Official Journal no 139 item 1568) regarding current and periodic information announced by issuers of securities admitted to public exchange.

The Management Board of Prokom Software S.A. announces the consolidated quarterly report of Prokom Software S.A. Capital Group for the 1st quarter 2002 in a form of:

- consolidated financial statements including: consolidated balance sheet, off-balance sheet items, consolidated statement of operations, statement of changes in consolidated shareholders' equity and consolidated statement of cash flows, and
- Prokom Software S.A.'s abbreviated unconsolidated financial statements including: balance sheet, off-balance sheet items, statement of operations, statement of changes in shareholders' equity and statement of cash flows.

Please note that this is a translation of the consolidated quarterly report prepared in accordance with Polish Accounting Standards.

02034107

15 May, 2002 Bogdan Bartkowski
Member of the Management Board

dlw 5/21

Form SA-QSr 1 / 2002

Pursuant to section 1.2, section 57.2 and section 58.1 of the Decree of the Council of Ministers of 16 October 2001

the Management Board of Prokom Software S.A.

informs about the quarterly financial report for the 1st quarter of 2002

May 15, 2002
(date of report)

SELECTED CONSOLIDATED FINANCIAL DATA	In thousand PLN		In thousand EUR	
	1st quarter 2002 (current year) from 01.01.2002 to 31.03.2002	1st quarter 2001 (previous year) from 01.01.2001 to 31.03.2001	1st quarter 2002 (current year) from 01.01.2002 to 31.03.2002	1st quarter 2001 (previous year) from 01.01.2001 to 31.03.2001
I. Revenues	212 464	245 820	58 814	68 010
II. Operating profit	59 257	38 960	16 403	10 462
III. Profit before income tax	55 043	(4 870)	15 237	(1 308)
IV. Net profit	33 860	(10 888)	9 401	(2 924)
V. Cash flows from operating activities	127 467	39 634	35 372	10 643
VI. Cash flows from investing activities	(117 275)	(25 464)	(32 544)	(6 838)
VII. Cash flows from financing activities	(38 743)	(28 126)	(10 751)	(7 016)
VIII. Net cash inflow / outflow	(28 551)	(11 956)	(7 923)	(3 211)
IX. Total assets	1 156 127	884 097	320 026	244 428
X. Total liabilities	603 825	416 170	167 562	115 059
XI. Long-term liabilities	231 902	122	64 363	34
XII. Short-term liabilities	342 061	387 310	94 922	107 080
XIII. Shareholders' equity	520 343	453 644	144 395	125 420
XIV. Share capital	13 462	13 462	3 736	3 722
XV. Number of shares	13 462 000	13 462 000	13 462 000	13 462 000
XVI. Basic earnings per ordinary share (in PLN / EUR)	4,81	5,05	1,33	1,40
XVII. Diluted earnings per ordinary share (in PLN / EUR)	4,65	0,00	1,29	0,00
XVIII. Book value per share (in PLN / EUR)	38,65	33,70	10,73	9,35
XIX. Diluted book value per share (in PLN / EUR)	35,24	0,00	9,78	0,00
XX. Dividend (either paid or declared) per share (in PLN / EUR)	0,00	0,00	0,00	0,00

CONSOLIDATED BALANCE SHEET (in thousand PLN)	as at 31.03.2002 end of current quarter (current year)	as at 31.12.2001 end of previous quarter (current year)	as at 31.03.2001 end of current quarter (previous year)	as at 31.12.2000 end of previous quarter (previous year)
Assets				
I. Fixed assets	321 290	195 433	219 187	152 873
1. Intangible fixed assets, including:	8 732	9 498	15 075	16 712
- goodwill	179	195	247	264
2. Goodwill on consolidation	128 078	6 359	19 388	19 768
3. Tangible fixed assets	55 292	54 312	56 474	59 842
4. Long-term receivables	4 128	6 057	4 126	3 472
4.1. From related parties	0	0	0	0
4.2. From other parties	4 128	6 057	4 128	3 472
5. Long-term investments	102 138	93 577	94 850	37 420
5.1. Land and buildings	0	0	0	0
5.2. Intangible fixed assets	0	0	0	0
5.3. Long-term financial investments	101 914	93 353	94 626	37 196
a) in related parties, including:	40 731	43 522	15 487	25 227
- investments in associated undertakings accounted for by the equity method of accounting	14 815	17 620	14 349	19 462
- investments in subsidiaries not included in the consolidation	976	976	271	1 702
b) in other parties	61 183	49 831	79 139	11 969
5.4. Other long-term investments	224	224	224	224
6. Long-term deferred tax and deferred costs	22 932	25 630	29 274	15 659
6.1. Deferred tax	19 105	21 805	26 388	12 774
6.2. Deferred costs	3 827	3 825	2 886	2 885
II. Current assets	834 837	1 045 420	664 910	828 160
1. Inventories	97 267	71 799	64 618	65 470
2. Receivables	256 354	425 798	269 181	443 681
2.1. From related parties	64 910	111 863	57 384	61 626
2.2. From other parties	201 444	313 935	211 797	382 055
3. Short-term investments	464 884	541 264	324 256	308 485
3.1. Short-term financial investments	464 884	541 264	324 256	308 485
a) in related parties	306 689	315 077	249 991	227 385
b) in other parties	113 573	153 014	48 680	43 559
c) cash and cash equivalents	44 622	73 173	25 585	37 541
3.2. Other short-term investments	0	0	0	0
4. Short-term deferred tax and deferred costs	8 332	6 559	6 857	10 524
Total assets	1 156 127	1 240 853	884 097	981 033

Shareholders' equity and liabilities				
I. Shareholders' equity	520 343	486 447	453 844	459 749
1. Share capital	13 462	13 462	13 462	12 700
2. Unpaid capital	0	0	0	0
3. Own shares held (negative value)	0	0	0	0
4. Spare capital	497 352	497 352	378 472	377 882
5. Revaluation reserve	0	0	0	0
6. Other spare capital	0	0	0	0
7. Exchange rate differences on consolidation	0	0	0	0
a) foreign exchange gains	0	0	0	0
b) foreign exchange losses	0	0	0	0
8. Undistributed profit (not covered loss) from previous years	(24 431)	(44 213)	72 598	(3 139)
9. Net profit (loss)	33 960	19 846	(10 889)	72 306
10. Net profit deductions (negative value)	0	0	0	0
II. Minority interests	31 939	17 383	14 188	10 837
III. Badwill on consolidation	20	39	95	113
IV. Liabilities and provisions for liabilities	603 825	735 984	416 170	510 334
1. Deferred income tax and provisions for liabilities	25 178	27 345	24 266	22 819
1.1. Deferred income tax	2 778	5 964	9 392	8 570
1.2. Provisions for retirement benefits and equivalent	16 056	16 056	8 984	8 984
a) long-term provisions	16 056	16 056	8 984	8 984
b) short-term provisions	0	0	0	0
1.3. Other provisions	6 344	5 325	5 690	5 265
a) long-term provisions	0	0	0	0
b) short-term provisions	6 344	5 325	5 690	5 265
2. Long-term liabilities	231 902	240 985	122	122
2.1. To related parties	34	34	34	34
2.2. To other parties	231 868	240 951	88	88
3. Short-term liabilities	342 061	459 948	387 310	482 633
3.1. To related parties	6	691	5 346	4 621
3.2. To other parties	340 608	458 457	381 298	477 745
3.3. Special funds	1 447	800	665	267
4. Badwill and accruals	4 684	8 706	4 472	4 760
4.1. Badwill	65	65	114	130
4.2. Accruals	4 619	8 641	4 358	4 630
a) long-term	228	0	0	0
b) short-term	4 391	8 641	4 358	4 630
Total liabilities and shareholders' equity	1 156 127	1 240 853	884 097	981 033

Book value	520 343	486 447	453 644	459 749
Number of shares	13 462 000	13 462 000	13 462 000	12 700 000
Book value per share (in PLN)	38,65	36,13	33,70	36,20
Anticipated number of shares	14 802 000	14 802 000	0	13 462 000
Diluted book value per share (in PLN)	35,24	32,95	0,00	34,21

OFF-BALANCE SHEET ITEMS	as at 31.03.2002 end of current quarter (current year)	as at 31.12.2001 end of previous quarter (current year)	as at 31.03.2001 end of current quarter (previous year)	as at 31.12.2000 end of previous quarter (previous year)
1. Contingent receivables	4 105	4 105	0	0
1.1. From related parties	0	0	0	0
- guarantees received	0	0	0	0
1.2. From other parties	4 105	4 105	0	0
- guarantees received	0	0	0	0
- bills of exchange received	4 105	4 105	0	0
2. Contingent liabilities	40 913	37 293	142 483	144 369
2.1. To related parties	22 534	15 912	17 600	13 673
- guarantees granted	22 534	15 912	17 600	13 673
2.2. To other parties	18 379	21 381	124 883	130 696
- guarantees granted	0	0	0	0
- bank guarantees securing trade agreements	17 643	19 317	22 156	25 299
- liabilities arising from future rental payments	736	1 098	1 150	983
- bills of exchange issuance	0	966	101 577	104 414
3. Other	0	0	0	0
Total off-balance sheet items	45 018	41 398	142 483	144 369

CONSOLIDATED STATEMENT OF OPERATIONS (in thousand PLN)	1st quarter 2002 (current year) from 01.01.2002 to 31.03.2002	1 quarters 2002 (current year) cumulative from 01.01.2002 to 31.03.2002	1st quarter 2001 (previous year) from 01.01.2001 to 31.03.2001	1 quarters 2001 (previous year) cumulative from 01.01.2001 to 31.03.2001
I. Revenues, including:	**212 464**	-	**245 820**	-
- from related parties	11 606	-	1 488	-
1. Sales of finished products and services	160 031	-	115 932	-
2. Sales of goods for resale and materials	52 433	-	129 888	-
II. Cost of sales, including:	**105 452**	-	**162 614**	-
- to related parties	5 465	-	507	-
1. Costs of products and services sold	63 163	-	61 213	-
2. Costs of goods and materials sold	42 289	-	101 401	-
III. Gross margin (I-II)	**107 012**	-	**83 206**	-
IV. Selling costs	9 564	-	7 259	-
V. General and administrative costs	36 461	-	33 608	-
VI. Net margin (III-IV-V)	**60 987**	-	**42 339**	-
VII. Other operating income	**606**	-	**541**	-
1. Profit on disposal of non-financial fixed assets	14	-	46	-
2. Donations	22	-	20	-
3. Other operating income	570	-	475	-
VIII. Other operating expenses	**2 336**	-	**3 920**	-
1. Loss on disposal of non-financial fixed assets	18	-	0	-
2. Provisions for non-financial fixed assets	0	-	0	-
3. Other operating expenses	2 318	-	3 920	-
IX. Operating profit (VI+VII-VIII)	**59 257**	-	**38 960**	-
X. Financial income	**21 846**	-	**21 145**	-
1. Dividends and equivalents received, including:	0	-	0	-
- from related parties	0	-	0	-
2. Interest, including:	12 104	-	2 089	-
- from related parties	10 635	-	68	-
3. Profits on disposal of investments	310	-	0	-
4. Revaluation of investments	2 697	-	8 781	-
5. Other	6 735	-	10 275	-
XI. Financial expenses	**18 741**	-	**63 533**	-
1. Interest, including:	8 195	-	3 243	-
- to related parties	0	-	0	-
2. Losses on disposal of investments	2 309	-	0	-
3. Revaluation of investments	3 677	-	56 048	-
4. Other	4 560	-	4 242	-
XII. Profit (loss) on disposal of investments in related parties	**0**	-	**0**	-
XIII. Profit on ordinary activities before taxes (IX+X-XI+/-XII)	62 362	-	(3 428)	-
XIV. Extraordinary items (XIV.1. - XIV.2.)	0	-	69	-
1. Extraordinary profit	0	-	308	-
2. Extraordinary loss	0	-	239	-
XV. Goodwill on consolidation amortisation	7 338	-	1 529	-
XVI. Badwill on consolidation amortisation	18	-	18	-
XVII. Profit before income tax (XIII+/-XIV-XV+XVI)	55 043	-	(4 870)	-
XVIII. Income tax	18 319	-	844	-
a) current tax	18 795	-	13 866	-
b) deferred tax	(476)	-	(13 022)	-
XX. Other obligatory charges	0	-	0	-
XXI. Share of result of associates	(2 770)	-	(5 103)	-
XXII. Minority interests	(6)	-	71	-
XXIII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	33 960	-	(10 888)	-

Net profit (for 12 months) *)	64 684		64 416	
Weighted average number of ordinary shares	13 462 000		12 766 805	
Basic earnings per ordinary share (in PLN)	4,81		5,05	
Weighted average anticipated number of ordinary shares	13 884 182		0	
Diluted earnings per ordinary share (in PLN)	4,66		0,00	

*) For the calculations of earning per share for the comparable data net profit for 15 months (from 1 January 2000 to 31 March 2001) has been used because Prokom Software S.A. Capital Group did not prepare its consolidated financial statements on 31 March 2000.

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (in thousand PLN)	1st quarter 2002 (current year) from 01.01.2002 to 31.03.2002	1 quarters 2002 (current year) cumulative from 01.01.2002 to 31.03.2002	1st quarter 2001 (previous year) from 01.01.2001 to 31.03.2001	1 quarters 2001 (previous year) cumulative from 01.01.2001 to 31.03.2001
I. Opening balance of shareholders' equity	486 447	-	459 749	-
a) changes in accounting policy	0	-	0	-
b) corrections of fundamental errors	0	-	0	-
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	486 447	-	459 749	-
1. Opening balance of share capital	13 462	-	12 700	-
1.1. Changes in share capital	0	-	762	-
a) increase	0	-	762	-
- share issue	0	-	762	-
b) decrease	0	-	0	-
- redemption of own shares	0	-	0	-
1.2. Closing balance of share capital	13 462	-	13 462	-
2. Opening balance of unpaid capital	0	-	0	-
2.1. Changes in unpaid capital	0	-	0	-
a) increase	0	-	0	-
b) decrease	0	-	0	-
2.2. Closing balance of unpaid capital	0	-	0	-
3. Opening balance of own shares held	0	-	0	-
3.1. Changes in own shared held	0	-	0	-
a) increase	0	-	0	-
b) decrease	0	-	0	-
3.2. Closing balance of own shares held	0	-	0	-
4. Opening balance of spare capital	497 352	-	377 882	-
4.1. Changes in spare capital	0	-	590	-
a) increase	0	-	590	-
- *share premium*	0	-	0	-
- net profit distribution (statutory)	0	-	0	-
- net profit distribution (over statutory-required minimum value)	0	-	0	-
- other	0	-	590	-
b) decrease	0	-	0	-
- loss cover	0	-	0	-
4.2. Closing balance of spare capital	497 352	-	378 472	-
5. Opening balance of revaluation reserve	0	-	0	-
5.1. Changes in revaluation reserve	0	-	0	-
a) increase	0	-	0	-
b) decrease	0	-	0	-
- disposal of fixed assets	0	-	0	-
5.2. Closing balance of revaluation reserve	0	-	0	-
6. Opening balance of other spare capital	0	-	0	-
6.1. Changes in other spare capital	0	-	0	-
a) increase	0	-	0	-
b) decrease	0	-	0	-
6.2. Closing balance of other spare capital	0	-	0	-
7. Exchange rate differences on consolidation	0	-	0	-
8. Opening balance of undistributed profit (not covered loss) from prevoius years	(24 367)	-	69 167	-
8.1. Opening balance of undistributed profit from previous years	19 846	-	72 306	-
a) changes in accounting policy	0	-	0	-
b) corrections of fundamental errors	0	-	0	-
8.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	19 846	-	72 306	-
a) increase	0	-	3 431	-
- profit distribution	0	-	0	-
c) changes in the shareholder's equity of subsidiaries from the date of acquiring these *companies to the date they were firstly included in Prokom Software S.A. Capital* Group's consolidated financial statements corrected by goodwill or badwill amortisation	0	-	3 431	-
- other	30	-	0	-
8.3. Closing balance of undistributed profit from previous years	19 782	-	75 737	-
a) changes in accounting policy	0	-	0	-
8.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	(44 213)	-	(3 139)	-
a) increase	0	-	0	-
- transfer of loss to be covered	0	-	0	-
b) decrease	0	-	0	-
8.6. Closing balance of not covered loss from previous years	(44 213)	-	(3 139)	-
9. Net profit (loss) for the period	33 980	-	(10 888)	-
b) net loss	0	-	(10 888)	-
II. Closing balance of shareholders' equity	520 343	-	453 644	-

CONSOLIDATED STATEMENT OF CASH FLOWS (in thousand PLN)	1st quarter 2002 (current year) from 01.01.2002 to 31.03.2002	1 quarters 2002 (current year) cumulative from 01.01.2002 to 31.03.2002	1st quarter 2001 (previous year) from 01.01.2001 to 31.03.2001	1 quarters 2001 (previous year) cumulative from 01.01.2001 to 31.03.2001
A. Cash flows from operating activities	127 467	-	39 634	-
I. Net profit (loss)	33 960	-	(10 868)	-
II. Adjustments to reconcile net profit to net cash generated by operating activities:	93 507	-	50 522	-
1. Minority interests	(6)	-	71	-
2. Share of result of associates	2 770	-	5 103	-
3. Depreciation, including:	13 517	-	11 700	-
- goodwill and badwill on consolidation amortisation	7 319	-	1 511	-
4. Foreign exchange gains (losses)	-	-	-	-
5. Interest and dividends received and paid	3 060	-	6 675	-
6. (Gains) losses from investing activities	(7 338)	-	(6 199)	-
7. Change in provisions	(2 167)	-	1 447	-
8. Change in inventories	2 742	-	3 450	-
9. Change in receivables	159 337	-	99 180	-
10. Change in short-term liabilities (except for credit facilities and loans)	(105 888)	-	(102 667)	-
11. Change in prepayments and accruals' balance	(1 978)	-	(10 315)	-
12. Other adjustments	29 458	-	42 077	-
III. Cash flows from operating activities (I+/-II)	127 457	-	39 634	-
B. Cash flows from investing activities	(117 275)	-	(25 464)	-
I. Cash inflows from investing activities	836 117	-	198 285	-
1. Disosal of intangible and tangible fixed assets	20	-	4	-
2. Disposal of long-term investments in land, buildings and intangible fixed assets	0	-	0	-
3. Disposal of long-term financial investments, including those:	836 097	-	198 281	-
a) in related parties	765 620	-	0	-
- disposal of financial assets	765 620	-	0	-
- dividends and equivalents received	0	-	0	-
- repayment of long-term loans granted	0	-	0	-
- interest	0	-	0	-
- other cash inflows from financial assets	0	-	0	-
b) in other parties	70 477	-	198 281	-
- disposal of financial assets	60 326	-	197 035	-
- dividends and equivalents received	0	-	-	-
- repayment of long-term loans granted	94	-	43	-
- repayment of short-term loans granted	7 495	-	502	-
- interest	2 562	-	701	-
- other cash inflows from financial assets	0	-	0	-
4. Other cash inflows from investing activities	0	-	0	-
II. Cash outflows from investing activities	(953 392)	-	(223 749)	-
1. Purchase of intangible and tangible fixed assets	(4 745)	-	(3 747)	-
2. Purchase of long-term investments in land, buildings and intangible fixed assets	0	-	0	-
3. Purchase of long-term financial investments, including those:	(948 647)	-	(220 002)	-
a) in related parties	(900 244)	-	0	-
- purchase of financial assets	(900 244)	-	0	-
- long-term loans granted	0	-	0	-
b) in other parties	(48 403)	-	(220 002)	-
- purchase of financial assets	(48 383)	-	(218 412)	-
- long-term loans granted	(20)	-	(1 480)	-
- short-term loans granted	0	-	(110)	-
4. Dividends and equivalents paid to non-related parties	0	-	0	-
5. Other cash outflows from investing activities	0	-	0	-
III. Cash flows from investing activities (I-II)	(117 275)	-	(25 464)	-
C. Cash flows from financing activities	(38 743)	-	(26 126)	-
I. Cash inflows from financing activities	640	-	1 293	-
1. Share issue	0	-	762	-
2. Credit facilities and loans received	640	-	531	-
3. Debt securities issue	0	-	0	-
4. Other cash inflows from financing activities	0	-	0	-
II. Cash outflows from financing activities	(39 383)	-	(27 419)	-
1. Purchase of own shares	0	-	0	-
2. Dividends and equivalents paid to shareholders	0	-	0	-
3. Other expenses related to profit distribution	0	-	0	-
4. Repayment of credit facilities and loans received	(10 173)	-	(14 388)	-
5. Redemption of debt securities issued	(26 996)	-	(1 991)	-
6. Payments of other financial liabilities	0	-	0	-
7. Payments of finance lease liabilities	0	-	0	-
8. Interest paid	(99)	-	(7 776)	-
9. Other cash outflows from financing activities	(2 119)	-	(3 264)	-
III. Cash flows from financing activities (I-II)	(38 743)	-	(26 126)	-
D. Net cash inflow / outflow (A+/-B+/-C)	(28 551)	-	(11 956)	-
E. Balance sheet change in cash position	(28 551)	-	(11 956)	-
- change in cash position due to exchange rate differences	(1 593)	-	-	-
F. Cash at the beginning of the financial year	73 173	-	37 541	-
G. Cash at the end of the financial year (F+/- D), including:	44 622	-	25 585	-
- restricted cash and cash equivalents	520	-	4 367	-

BALANCE SHEET (in thousand PLN)	as at 31.03.2002 end of current quarter (current year)	as at 31.12.2001 end of previous quarter (current year)	as at 31.03.2001 end of current quarter (previous year)	as at 31.12.2000 end of previous quarter (previous year)
Assets				
I. Fixed assets	**448 057**	**306 042**	**304 595**	**164 453**
1. Intangible fixed assets, including:	5 484	6 339	5 738	6 805
- goodwill	112	124	160	172
2. Tangible fixed assets	43 549	43 788	45 682	49 845
3. Long-term receivables	4 128	6 057	4 126	3 472
3.1. From related parties	0	0	0	0
3.2. From other parties	4 128	6 057	4 126	3 472
4. Long-term investments	372 640	224 702	220 929	89 567
4.1. Land and buildings	0	0	0	0
4.2. Intangible fixed assets	0	0	0	0
4.3. Long-term financial investments	372 416	224 478	220 705	89 343
a) in related parties, including:	312 786	175 344	146 162	77 686
- investments in associated undertakings accounted for by the equity method of accounting	0	0	0	0
b) in other parties	59 630	49 134	74 543	11 657
4.4. Other long-term investments	224	224	224	224
5. Long-term deferred tax and deferred costs	22 256	25 156	28 119	14 764
5.1. Deferred tax	18 439	21 342	25 233	11 878
5.2. Deferred costs	3 817	3 814	2 886	2 886
II. Current assets	**736 599**	**933 832**	**611 942**	**838 618**
1. Inventories	54 089	52 531	54 609	50 996
2. Receivables	245 443	356 295	245 383	469 505
2.1. From related parties	93 761	114 791	56 975	122 909
2.2. From other parties	151 682	241 504	188 408	346 596
3. Short-term investments	433 295	519 891	307 715	300 224
3.1. Short-term financial investments	433 295	519 891	307 715	300 224
a) in related parties	306 689	315 077	251 085	228 458
b) in other parties	112 578	151 995	49 054	43 514
c) cash and cash equivalents	14 028	52 819	7 576	28 252
3.2. Other short-term investments	0	0	0	0
4. Short-term deferred tax and deferred costs	3 772	5 115	4 235	8 593
Total assets	**1 184 656**	**1 239 874**	**916 537**	**1 003 071**

Shareholders' equity and liabilities				
I. Shareholders' equity	**621 092**	**572 048**	**525 734**	**522 102**
1. Share capital	13 462	13 462	13 462	12 700
2. Unpaid capital	0	0	0	0
3. Own shares held (negative value)	0	0	0	0
4. Spare capital	497 352	497 352	376 472	377 882
5. Revaluation reserve	0	0	0	0
6. Other spare capital	0	0	0	0
7. *Undistributed profit (not covered loss) from previous years*	61 235	14 410	131 521	778
8. Net profit (loss)	49 043	46 824	2 279	130 742
9. Net profit deductions (negative value)	0	0	0	0
II. Liabilities and provisions for liabilities	**563 564**	**667 826**	**390 803**	**480 969**
1. Deferred income tax and provisions for liabilities	31 727	32 797	26 144	23 567
1.1. Deferred income tax	9 327	11 416	11 270	9 318
1.2. Provisions for retirement benefits and equivalent	16 056	16 056	8 984	8 984
a) long-term provisions	16 056	16 056	8 984	8 984
b) short-term provisions	0	0	0	0
1.3. Other provisions	6 344	5 325	5 890	5 265
a) long-term provisions	0	0	0	0
b) short-term provisions	6 344	5 325	5 890	5 265
2. Long-term liabilities	231 081	240 502	0	0
2.1. To related parties	0	0	0	0
2.2. To other parties	231 081	240 502	0	0
3. Short-term liabilities	298 941	392 888	361 220	453 561
3.1. To related parties	4 676	3 448	7 237	4 793
3.2. To other parties	293 689	388 894	353 646	448 676
3.3. Special funds	576	546	337	92
4. Badwill and accruals	1 815	1 639	3 439	3 841
4.1. Badwill	65	65	114	130
4.2. Accruals	1 750	1 574	3 325	3 711
a) long-term	0	0	0	0
b) short-term	1 750	1 574	3 325	3 711
Total liabilities and shareholders' equity	**1 184 656**	**1 239 874**	**916 537**	**1 003 071**

Book value	621 092	572 048	525 734	522 102
Number of shares	13 462 000	13 462 000	13 462 000	12 700 000
Book value per share (in PLN)	46,14	42,49	39,05	41,11
Anticipated number of shares	14 802 000	14 802 000	0	13 462 000
Diluted book value per share (in PLN)	42,05	38,74	0,00	38,84

OFF-BALANCE SHEET ITEMS	as at 31.03.2002 end of current quarter (current year)	as at 31.12.2001 end of previous quarter (current year)	as at 31.03.2001 end of current quarter (previous year)	as at 31.12.2000 end of previous quarter (previous year)
1. Contingent receivables	0	0	0	0
1.1. From related parties	0	0	0	0
- guarantees received	0	0	0	0
1.2. From other parties	0	0	0	0
- guarantees received	0	0	0	0
2. Contingent liabilities	39 878	34 409	140 171	141 168
2.1. To related parties	21 499	15 912	17 600	13 673
2.2. To other parties	18 379	18 497	122 571	127 493
- guarantees granted	0	0	0	0
- liabilities arising from future rental payments	736	950	1 150	983
- bills of exchange issuance	0	0	98 265	102 102
3. Other	0	0	0	0

STATEMENT OF OPERATIONS (in thousand PLN)	1st quarter 2002 (current year) from 01.01.2002 to 31.03.2002	1 quarters 2002 (current year) cumulative from 01.01.2002 to 31.03.2002	1st quarter 2001 (previous year) from 01.01.2001 to 31.03.2001	1 quarters 2001 (previous year) cumulative from 01.01.2001 to 31.03.2001
I. Revenues, including:	182 293	-	212 051	-
- from related parties	12 629	-	1 733	-
1. Sales of finished products and services	148 302	-	110 420	-
II. Cost of sales, including:	82 189	-	134 474	-
1. Costs of products and services sold	53 714	-	57 239	-
2. Costs of goods and materials sold	28 475	-	77 235	-
III. Gross margin (I-II)	100 104	-	77 577	-
IV. Selling costs	7 074	-	4 123	-
V. General and administrative costs	30 340	-	27 688	-
VI. Net margin (III-IV-V)	62 690	-	45 766	-
VII. Other operating income	446	-	198	-
1. Profit on disposal of non-financial fixed assets	0	-	42	-
2. Donations	0	-	0	-
3. Other operating income	446	-	156	-
VIII. Other operating expenses	2 237	-	3 636	-
1. Loss on disposal of non-financial fixed assets	18	-	0	-
2. Provisions for non-financial fixed assets	0	-	0	-
3. Other operating expenses	2 219	-	3 636	-
IX. Operating profit (VI+VII-VIII)	60 899	-	42 328	-
X. Financial income	25 935	-	24 866	-
1. Dividends and equivalents received, including:	0	-	0	-
- from related parties	0	-	0	-
2. Interest, including:	16 539	-	1 579	-
- from related parties	15 517	-	131	-
3. Profits on disposal of investments	310	-	0	-
4. Revaluation of investments	2 697	-	13 070	-
5. Other	6 390	-	10 217	-
XI. Financial expenses	18 383	-	63 356	-
1. Interest, including:	7 967	-	3 232	-
- to related parties	-	-	-	-
2. Losses on disposal of investments	2 309	-	0	-
3. Revaluation of investments	3 677	-	56 048	-
4. Other	4 430	-	4 076	-
XII. Profit on ordinary activities before taxes (IX+X-XI)	68 451	-	3 838	-
XIII. Extraordinary items (XIII.1. - XIII.2.)	0	-	118	-
1. Extraordinary profit	0	-	307	-
2. Extraordinary loss	0	-	189	-
XIV. Profit before income tax (XII+/-XIII)	68 451	-	3 956	-
XV. Income tax	19 408	-	1 677	-
a) current tax	18 594	-	13 310	-
b) deferred tax	814	-	(11 633)	-
XVI. Other obligatory charges	0	-	0	-
XVII. Share of result of associates accounted for by the equity method of accounting	0	-	0	-
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	49 043	-	2 279	-

Net profit (for 12 months)	93 588		107 476	
Weighted average number of ordinary shares	13 462 000		12 760 805	
Basic earnings per ordinary share (in PLN)	6,95		8,42	
Weighted average anticipated number of ordinary shares	13 884 182		0	
Diluted earnings per ordinary share (in PLN)	6,74		0,00	

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (in thousand PLN)	1st quarter 2002 (current year) from 01.01.2002 to 31.03.2002	1 quarters 2002 (current year) cumulative from 01.01.2002 to 31.03.2002	1st quarter 2001 (previous year) from 01.01.2001 to 31.03.2001	1 quarters 2001 (previous year) cumulative from 01.01.2001 to 31.03.2001
I. Opening balance of shareholders' equity	572 048	-	522 102	-
a) changes in accounting policy	0	-	0	-
b) corrections of fundamental errors	0	-	0	-
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	572 048	-	522 102	-
1. Opening balance of share capital	13 462	-	12 700	-
1.1. Changes in share capital	0	-	762	-
a) increase	0	-	762	-
- share issue	0	-	762	-
b) decrease	0	-	0	-
- redemption of own shares	0	-	0	-
1.2. Closing balance of share capital	13 462	-	13 462	-
2. Opening balance of unpaid capital	0	-	0	-
2.1. Changes in unpaid capital	0	-	0	-
a) increase	0	-	0	-
b) decrease	0	-	0	-
2.2. Closing balance of unpaid capital	0	-	0	-
3. Opening balance of own shares held	0	-	0	-
3.1. Changes in own shared held	0	-	0	-
a) increase	0	-	0	-
b) decrease	0	-	0	-
3.2. Closing balance of own shares held	0	-	0	-
4. Opening balance of spare capital	497 352	-	377 882	-
4.1. Changes in spare capital	0	-	590	-
a) increase	0	-	590	-
- share premium	0	-	0	-
- net profit distribution (statutory)	0	-	0	-
- net profit distribution (over statutory-required minimum value)	0	-	0	-
- other	0	-	590	-
b) decrease	0	-	0	-
- loss cover	0	-	0	-
4.2. Closing balance of spare capital	497 352	-	378 472	-
5. Opening balance of revaluation reserve	0	-	0	-
5.1. Changes in revaluation reserve	0	-	0	-
a) increase	0	-	0	-
b) decrease	0	-	0	-
- disposal of fixed assets	0	-	0	-
5.2. Closing balance of revaluation reserve	0	-	0	-
6. Opening balance of other spare capital	0	-	0	-
6.1. Changes in other spare capital	0	-	0	-
a) increase	0	-	0	-
b) decrease	0	-	0	-
6.2. Closing balance of other spare capital	0	-	0	-
7. Opening balance of undistributed profit (not covered loss) from prevoius years	14 411	-	779	-
7.1. Opening balance of undistributed profit from prevoius years	14 411	-	779	-
a) changes in accounting policy	0	-	0	-
b) corrections of fundamental errors	0	-	0	-
7.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	14 411	-	779	-
a) increase	46 824	-	130 742	-
- profit distribution	46 824	-	130 742	-
b) decrease	0	-	0	-
7.3. Closing balance of undistributed profit from previous years	61 235	-	131 521	-
7.4. Opening balance of not covered loss from previous years	0	-	0	-
a) changes in accounting policy	0	-	0	-
b) corrections of fundamental errors	0	-	0	-
7.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	0	-	0	-
a) increase	0	-	0	-
- transfer of loss to be covered	0	-	0	-
b) decrease	0	-	0	-
7.6. Closing balance of not covered loss from previous years	0	-	0	-
7.7. Closing balance of undistributed profit (not covered loss) from prevoius years	61 235	-	131 521	-
8. Net profit (loss) for the period	49 043	-	2 279	-
a) net profit	49 043	-	2 279	-
b) net loss	0	-	0	-
c) other net profit (loss) deductions	0	-	0	-
II. Closing balance of shareholders' equity	621 092	-	525 734	-
III. Closing balance of shareholders' equity regarding the proposed profit distribution (loss coverage)	621 092	-	525 734	-

STATEMENT OF CASH FLOWS (in thousand PLN)	1st quarter 2002 (current year) from 01.01.2002 to 31.03.2002	1 quarters 2002 (current year) cumulative from 01.01.2002 to 31.03.2002	1st quarter 2001 (previous year) from 01.01.2001 to 31.03.2001	1 quarters 2001 (previous year) cumulative from 01.01.2001 to 31.03.2001
A. Cash flows from operating activities	120 987	-	36 717	-
I. Net profit (loss)	49 043	-	2 278	-
II. Adjustments to reconcile net profit to net cash generated by operating activities:	71 944	-	34 436	-
1. Share of result of associates accounted for by the equity method of accounting	0	-	0	-
2. Depreciation	4 947	-	8 725	-
3. Foreign exchange gains (losses)	0	-	0	-
4. Interest and dividends received and paid	3 282	-	7 128	-
5. (Gains) losses from investing activities	(7 338)	-	(6 226)	-
6. Change in provisions	(320)	-	(92)	-
7. Change in inventories	(1 557)	-	5 332	-
8. Change in receivables	113 102	-	60 503	-
9. Change in short-term liabilities (except for credit facilities and loans)	(74 078)	-	(73 401)	-
10. Change in prepayments and accruals' balance	4 420	-	(9 381)	-
10. Donations	2 118	-	3 264	-
11. Other adjustments	27 368	-	38 586	-
III. Cash flows from operating activities (I+/-II)	120 987	-	36 717	-
B. Cash flows from investing activities	(117 851)	-	(30 697)	-
I. Cash inflows from investing activities	840 525	-	154 568	-
1. Disosal of intangible and tangible fixed assets	0	-	0	-
2. Disposal of long-term investments in land, buildings and intangible fixed assets	0	-	0	-
3. Disposal of long-term financial investments, including those:	840 525	-	154 568	-
a) in related parties	787 745	-	61 338	-
- disposal of financial assets	780 250	-	61 338	-
- dividends and equivalents received	0	-	0	-
- repayment of long-term loans granted	0	-	0	-
- interest	0	-	0	-
- repayment of short-term loans granted	7 497	-	0	-
- other cash inflows from financial assets	0	-	0	-
b) in other parties	52 780	-	93 230	-
- disposal of financial assets	0	-	0	-
- dividends and equivalents received	0	-	0	-
- repayment of long-term loans granted	94	-	43	-
- interest	6 991	-	35	-
- repayment of short-term loans granted	7	-	502	-
- other cash inflows from financial assets	45 688	-	92 650	-
4. Other cash inflows from investing activities	0	-	0	-
II. Cash outflows from investing activities	(958 376)	-	(185 265)	-
1. Purchase of intangible and tangible fixed assets	(3 853)	-	(2 769)	-
2. Purchase of long-term investments in land, buildings and intangible fixed assets	0	-	0	-
3. Purchase of long-term financial investments, including those:	(954 523)	-	(182 496)	-
a) in related parties	(921 442)	-	(91 028)	-
- purchase of financial assets	(921 442)	-	(91 028)	-
- long-term loans granted	0	-	0	-
b) in other parties	(33 081)	-	(91 468)	-
- purchase of financial assets	(33 061)	-	(89 878)	-
- long-term loans granted	(20)	-	(1 480)	-
- long-term loans granted	0	-	(110)	-
4. Other cash outflows from investing activities	0	-	0	-
III. Cash flows from investing activities (I-II)	(117 851)	-	(30 697)	-
C. Cash flows from financing activities	(41 927)	-	(26 296)	-
I. Cash inflows from financing activities	0	-	762	-
1. Share issue	0	-	762	-
2. Credit facilities and loans received	0	-	0	-
3. Debt securities issue	0	-	0	-
4. Other cash inflows from financing activities	0	-	0	-
II. Cash outflows from financing activities	(41 927)	-	(27 058)	-
1. Purchase of own shares	0	-	0	-
2. Dividends and equivalents paid to shareholders	0	-	0	-
3. Other expenses related to profit distribution	0	-	0	-
4. Repayment of credit facilities and loans received	(8 373)	-	(14 948)	-
5. Redemption of debt securities issued	(26 996)	-	(8 845)	-
6. Payments of other financial liabilities	(4 439)	-	0	-
7. Payments of finance lease liabilities	0	-	0	-
8. Interest paid	0	-	0	-
9. Other cash outflows from financing activities	(2 119)	-	(3 265)	-
III. Cash flows from financing activities (I-II)	(41 927)	-	(26 296)	-
D. Net cash inflow / outflow (A+/-B+/-C)	(38 791)	-	(20 276)	-
E. Balance sheet change in cash position	(38 791)	-	(20 276)	-
- change in cash position due to exchange rate differences	(1 593)	-	-	-
F. Cash at the beginning of the financial year	52 819	-	28 252	-
G. Cash at the end of the financial year (F+/- D), including:	14 028	-	7 976	-
- restricted cash and cash equivalents	131	-	4 367	-

Signature of the officer representing the company **May 15, 2002** ....

Bogdan Bartkowski - Member of the Board

PROKOM SOFTWARE S.A. CAPITAL GROUP

Comments to the quarterly consolidated financial statements of Prokom Software S.A. Capital Group for the 1st Quarter 2002 (SA-QSr 1/2002)

I. **Rules adopted in preparation of this report**

1. This consolidated quarterly report of Prokom Software S.A. Capital Group (Report) presents data for the 1st quarter 2002 in a form of:
   - consolidated financial statements, including: consolidated balance sheet, off-balance sheet items, consolidated statement of operations, statement of changes in consolidated shareholders' equity and consolidated statement of cash flows,
   - Prokom Software S.A.'s abbreviated unconsolidated financial statements, including: balance sheet, off-balance sheet items, statement of operations, statement of changes in shareholders' equity and statement of cash flows,
   - comments of the Dominant Company's Management Board to the quarterly consolidated financial statements.
2. The quarterly consolidated financial statements of Prokom Software S.A. Capital Group for the 1st quarter 2002 have been prepared in line with the following legal regulations: the Accounting Act of 29 September 1994, Minister of Finance Decree of 12 December 2001, Council of Ministers Decree of 16 October 2001.

   This report was prepared in compliance with the presently binding accounting rules including: the rule of assets and liabilities valuation, the net financial result measurement (determined on the balance sheet date) and all obligatory rules of consolidation. Provision related adjustments were also implied, including provision for the deferred corporation income tax and the provision for asset revaluation.
3. In this 1Q2002 report comparative financial data for the 1st quarter 2001 have been included.
4. Prokom Software S.A., the Dominant Company, plays the key part in Prokom Software S.A. Capital Group as it co-ordinates and organizes cooperation of its Group companies. Prokom Internet S.A. manages internet companies, whose assets have been consolidated into separate Group.
5. In the 1st quarter 2002 the following changes in the structure of the Capital Group occurred:
   - on the 4 January 2002 the District Court in Katowice registered an increase in the share capital of Koma S.A. Now Prokom Software S.A. holds shares representing 56.26% of the share capital and has rights to 56.26% of the total number of votes at the General Shareholders' Meeting of Koma S.A.
   - In January 2002 Prokom Software S.A. conducted agreements giving it rights to purchase PUP Spin Sp. z o.o.'s shares constituting 51.1% of the share capital and voting rights.
6. In this consolidated financial statements for the 1st quarter 2002 the following subsidiaries and associates have been consolidated:

   Prokom Software S.A., Koma S.A., ZETO Sp. z o.o., Combidata Poland Sp. z o.o., Postdata S.A., Prokom Internet S.A., Optix Sp. z o.o., PUP Spin Sp. z o.o., Wirtualna Polska S.A., The Polished Group S.A., Edison S.A., , Stopklatka Sp. z o.o., Internet Wizards Sp. z o.o., Safe Computing Sp. z o.o., www praca com Sp. z o.o., Ce-market.com S.A., Ad-net S.A.

PROKOM SOFTWARE SA CAPITAL GROUP

7. Selected financial data of Group companies excluded from consolidation:

Company	Total assets ['000 PLN]	Share in total assets of the Dominant Company	Revenues and financial income ['000 PLN]	Share of revenues and financial income in analogous takings of the Dominant Company
Incenti S.A.	50,198	4.24%	2,676	1.13%
Prokom B2B S.A.	78	0,01%	0	0.00%
Multitrade S.A.	62	0,01%	0	0.00%
Koma Nord Sp. z o.o.	2,541	0.21%	3,353	1.42%
Telepraca S.A.	836	0.07%	17	0.01%

This table above proves that the above-presented values have not exceeded 10% of comparable economical values of the Dominant Company.

The sum of total assets of companies not included in this consolidated financial statement has just 3.88% share in the sum of total assets of all Group consolidated companies. The sum of revenues and financial incomes of companies excluded from this consolidated financial statement equals to 2.22% of the sum of revenues and financial incomes of all Group consolidated companies.

All companies listed in the table above have been excluded from this consolidated financial statements because of insignificant values presented in their 1Q2002 financials compared to similar values presented in Group consolidated companies financial statements. This exclusion has been made based on item 58.1.1 and item 63.a) of the Accounting Act dated 29 September 1994.

Abbreviated financial statements for the year 2001 of companies excluded from this consolidated financial statement were published in the Annual Report of Prokom Software S.A. Capital Group (SA-RS 2001) which was presented to the public on the 30th April 2002.

8. Data presented in this consolidated financial statements of Prokom Software S.A. Capital Group for the 1st quarter 2002 differ from data presented in the Prokom Software S.A.'s abbreviated unconsolidated financial statements for the same period because of implementation of the binding principles of consolidation.

9. Euro conversion

To convert financial results from Polish zloty (PLN) into the euro currency the following average exchange rates published by the National Bank of Poland were used:

- balance sheet data used the rate as on the balance sheet day. The exchange rate on 31 March 2002 was 1 EUR = 3.6036 PLN, while the exchange rate on 31 March 2001 was 1 EUR = 3.6170 PLN;
- profit and loss account data, for the period from January to March 2002, have been restated at the rate of EUR = 3,6125 PLN (average of NBP rates applicable on the last day of each month between January and March 2002);
- profit and loss account data, for the period from January to March 2001, have been restated at the rate of EUR = 3,7240 PLN (average of NBP rates applicable on the last day of each month between January and March 2001).

II. Reserves and assets' book value restatements

The Capital Group

Reserves

A. In the 1st quarter 2002 the Capital Group formed the following reserves ('000 PLN):

– for costs for which no invoices were received 112

B. In the 1st quarter 2002 the Capital Group dissolved the following reserves ('000 PLN):

– for doubtful accounts	179
– deferred income tax	3,186

Assets' book value restatements

In the 1st quarter 2002 the book value of the assets was restated for the total amount of PLN (-) 98 thousand.

Prokom Software S.A.

In the 1st quarter 2002 Prokom Software S.A. formed the reserve for costs for which no invoices were received for the amount of PLN 112 thousand. It dissolved a reserve for deferred income tax for the amount of PLN 2,089 thousand. The book value of the assets held was restated down for the total amount of PLN (-) 98 thousand.

III. Significant achievements of the Capital Group in the 1st quarter 2002.

Operating activities

In the 1st quarter 2002 Prokom Software S.A. concluded the following contracts and agreements:

- with Social Insurance Authority (ZUS) regarding the administration and exploitation of KSI information system based on which ZUS agreed to pay Prokom Software S.A. an amount of PLN 32,061 thousand increased by VAT. Above-mentioned payment covers all Prokom Software S.A.'s claims regarding services rendered in ZUS Data Base Centers.
  (communiqué of Prokom Software S.A. - RB/7/2002 dated 12 March 2002)
- with Sofrecom Polska Sp. z o.o. regarding the implementation of Phase 1 of the Customer Service System in TP S.A. (Customer Relationship Management - "CRM") undertaken in co-operation with Sofrecom Polska Sp. z o.o. The scope of services offered by Prokom Software S.A. covers data migration, design and development of interfaces between legacy systems in TP S.A. and CRM system, implementation assistance and training. The total value of the contract is PLN 17.3 million.
  (communiqué of Prokom Software S.A. - RB/11/2002 dated 19 April 2002)

Significant achievements of subsidiaries and associates in the 1st quarter 2002:

- Koma S.A. – decided to terminate further development of "Koma ERP" software and to withdraw it from its commercial offer because of its limited market potential in current market conditions. It also concluded a number of new contracts, including those with ING BSK, Bank Pekao S.A., Farmacol S.A. for the construction of network infrastructure, with Star Trucks Starachowice and Huta L.W. Sp. z o.o. for the delivery and implementation of "Koma HR" software, with Eldorado S.A. for the delivery of 500 PC's, with Wyższa Szkoła Zarządzania i Przedsiębiorczości in Zamość for the delivery and installation of multimedia workshop, with Polskie Radio S.A. in Warsaw for the delivery of 13 Compaq servers, with Polcard S.A. for the delivery of Intel and RISC servers as well as two agreements of significant value with KWB Adamów;
- Optix Polska Sp. z o.o. – concluded agreements for the delivery of hardware and software with: Wirtualna Polska S.A., Netia Telekom S.A., Farm Frites Poland S.A., Lumena Sp. z o.o. It also concluded and agreement with Penta Comp regarding the cooperation in sales of "Goldmine" software. Optix carried on the reorganization of its Sales Department;
- PUP Spin Sp. z o.o. – concluded agreement with TP S.A. for the amount of PLN 41.5 million for the upgrade in Warszawa, Katowice, Olsztyn regions from TYTAN and KOBAT billing systems to SERAT 2

billing software. Spin sold some software and hardware products, among others, to: Geant Sp. z o.o., ISUZU Tychy and BWE Warszawa;

- Edison S.A. – prolonged and broadened the scope of its agreement with SmithKlineBeecham for implementation of EDI solutions, continued preparations upon implementation of EDI system in Jeronimo Martins Distribution Polska, implemented EDI systems in Wix-Filtron;
- Combidata Poland Sp. z o.o. – continued training of TP S.A.'s employees, enriched its offer of e-learning products, concluded an agreement with Oracle Polska regarding cooperation in rendering training services connected with Oracle's products, conducted the X Informatics Olympic Games;
- Safe Computing Sp. z o.o. – finished the restructing process which resulted in net profit of PLN 136 thousand for the 1Q2002. Safe Computing Sp. z o.o. has managed to broaden its commercial offer, especially in the field of IT systems safeguarding solutions which will allow this company to approach large institutional clients and to achieve better financial results by offering services which carry more added value than hardware trading;
- Stopklatka Sp. z o.o. and Internet Wizards Sp. z o.o. – liquidation of the Warsaw office and transfer of all resources to office in Szczecin. Consolidation of Stopklatka's and Internet Wizard's teams and equipment. Stopklatka conducted an Internet Film Award competition with 3,000 contestants taking part as well as Stanley Kubrick's film review. The value of e-advertising campaigns increased;
- Incenti S.A. – construction of its new data center in Wrocław has begun. In the 1 quarter 2002 Incenti S.A. also begun rendering collocation services to PUP Spin Sp. z o.o. New staff has been recruited in connection with company's rapid development;
- Ce-market.com S.A. – on 15 January 2002 the GSM of Ce-market.com S.A. passed a resolution on the increase of the share capital. Only Impexmetal S.A. utilized its pre-emptive right and took up 510,000 B series shares at par value 4 PLN each. The registration of the increased capital took place on 17 April 2002;
- Ad.net S.A. – gained new users of its advertising network: Bankier.pl, Wprost.pl, RadioZet.pl. Achieved to reduce its monthly costs to the level below PLN 100 thousand. Commenced educational activities, convincing its clients (advertisers) about the benefits of direct marketing.

Financing activities

- in March 2002 Prokom Software S.A. sold 1,171,698 shares of Ster-Projekt S.A. for the price of PLN 7.6 each. Shares sold represent 10.35% of the share capital and entitle to execution of 9.99% of the total number of votes at the GSM of Ster-Projekt S.A.

Investing activities

- in January 2002 Prokom Software S.A. concluded agreements for the purchase, for the total price of PLN 135.0 million, of shares in PUP Spin Sp. z o.o. (based in Katowice) constituting 49.6% of the share capital and voting rights and of an option entitling to subscription for 4 new shares which shall jointly constitute 51.1% of the share capital and voting rights of PUP Spin Sp. z o.o. All the shares purchased by Prokom Software S.A. have been paid for with the Company's own resources, arisen from the convertible bonds issue, and will be a long-term capital investment of the Company. The investment shall extend the portfolio of Prokom Software S.A. Capital Group especially in the Telco segment of the IT market. Spin is a longtime supplier of billing systems to telecommunication companies. Spin has also high competence and experience in development and implementation of complex systems for managing healthcare institutions.
(communiqué of Prokom Software S.A. - RB/7/2002 dated 12 March 2002)

PROKOM SOFTWARE SA CAPITAL GROUP

IV. Significant events Influencing financial results

After the 1st quarter 2002 revenues of the Capital Group amounted to PLN 212.5 million, operating profit summed to PLN 59.3 million, profit before income tax equaled to PLN 55.0 million and net profit was equal to PLN 34.0 million.

The main factors influencing profit before income tax were:

- the Dominant Company's operating profit,
- loss on sale of Ster-Projekt S.A.'s shares,
- inclusion of PUP Spin Sp. z o.o. into consolidation,
- costs of interest charges on liabilities,
- share of results of internet companies.

Revenues

In the 1st quarter 2002 sales of products and services represented 75.3% of total revenues. The remaining 24.7% of revenues was generated by sales of goods and materials. The Dominant Company generated the majority of revenues (85.0%).

Costs

In the 1st quarter 2002 costs of products, services, goods and materials sold equaled to PLN 105.5 million, which means selling margin of 50.4%. The selling margin on sales of products and services equaled to 60.5% while the selling margin on sales of goods and materials was equal to 19.4%. Selling costs added up to PLN 9.6 million, general and administrative costs summed to PLN 36.5 million.

V. Significant events after 31 March 2002 which might affect future financial results

- in March 2002 Prokom Software S.A. purchased 1,171,698 shares of Ster-Projekt S.A. for the price of PLN 7.65 each. After this transaction Prokom Software S.A. holds 1,370,533 shares in Ster-Projekt S.A. representing 12.11% of the share capital and entitling to 11.69% of the total number of votes at the GSM of Ster-Projekt S.A. In the forthcoming year Prokom Software S.A. does not plan to purchase additional shares in Ster-Projekt S.A.

Besides described above, since 31 March 2002 till the date of this report, no other significant events that might influence Group's financial results occurred.

VI. The valuation of the possibility of fulfillment of previously published financial results forecasts

The Management Board of Prokom Software S.A. did not present any forecasts of Prokom Software S.A.'s or its Capital Group's financial results to the public.

VII. Changes in shares ownership structure

Shareholders who held directly or indirectly at least 5% of the total number of votes at the General Shareholders' Meeting (GSM) of Prokom Software S.A.:

On the day of rendering this report to the public

Shareholder	Number of shares	% in share capital	Number of votes at GSM	% of votes at GSM
Prokom Investments S.A.	3,535,096	26.26%	3,830,776	26.97%
Ryszard Krauze**)	1,828,682	13.58%	2,013,482	14.18%
Bank of New York*)	1,501,747	11.16%	1,501,747	10.57%
CU OFE BPH CU WBK***)	600,000	4.46%	600,000	4.22%

*) The GDR 's depository

**) Mr. Ryszard Krauze owns 96.03% of the share capital and votes at the GSM of Prokom Investments S.A. which results in direct and indirect share of 36.8% in Prokom Software S.A.'s share capital and 40.1% of votes at its GSM.

***) Holds 2,961 bonds convertible to 198,387 E series shares. In case of conversion of all issued bonds Commercial Union OFE BPH CU WBK would possess 798,387 shares of Prokom Software S.A. which would constitute 5.39% of the share capital and would entitle to execute 798,387 votes at the Company's GSM (being 5.14% of the total number of votes).

On the day of rendering SA-QSr 4/2001 report to the public, i.e. 1 March 2002

Shareholder	Number of shares	% in share capital	Number of votes at GSM	% of votes at GSM
Prokom Investments S.A.	3,535,096	26.26%	3,830,776	26.97%
Ryszard Krauze**)	1,828,682	13.58%	2,013,482	14.18%
Bank of New York*)	1,559,682	11.59%	1,559,682	10.98%
CU OFE BPH CU WBK***)	593.547	4.41%	593.547	4.18%

*) The GDR 's depository

**) Mr. Ryszard Krauze owns 96.03% of the share capital and votes at the General Shareholders' Meeting of Prokom Investments S.A. which results in direct and indirect share of 36.8% in Prokom Software S.A.'s share capital and 40.1% of votes at the General Shareholders' Meeting.

***) Holds 2,961 bonds convertible to 198,387 shares. In case of conversion of all issued bonds Commercial Union OFE BPH CU WBK would possess 791,934 shares of Prokom Software S.A. which would constitute 5.35% of the share capital and would entitle to execute 791,934 votes at the Company's General Shareholder's Meeting (being 5.09% of the total number of votes).

1. Changes in Prokom Software S.A.'s shares ownership structure:

- at the General Shareholders' Meeting of Prokom Software S.A. held on 26 April 2002 Commercial Union OFE BPH CU WBK held 600,000 shares of Prokom Software S.A. (i.e. 6,453 shares more than on the date of commuiqué RB/4/2002 dated 24 January 2002 informing that CU OFE BPH CU WBK held 593.547 Prokom's shares),
- the Bank of New York sold Prokom Software S.A.'s shares and in effect it holds 1,501,747 shares giving it the right to 11.16% of Prokom's share capital and 10.57% of the total number of votes at its GSM.
- in March 2002 Prokom Software S.A. concluded an annex amending the agreement with former shareholders of The Polished Group S.A. (TPG). Prokom Software S.A. announced about the above-mentioned agreement in current report dated 4 October 1999. Under the above mentioned agreement, the management staff of TPG, consisted of former shareholders of TPG, were authorised to obtain options to purchase totally 377,358 shares in Prokom Software S.A., at the purchase price equal to the nominal value of the shares, amounting to PLN 1 for each share. Pursuant to provisions of the above mentioned agreement the performance of the options should take place within 5 years and was strictly dependent on realisation of the tasks by TPG and results of its activity.

The concluded annex amended the agreement in this way that the rights to obtain the options by one of the authorised persons, in terms indicated hereunder by numbers 3, 4 and 5, are replaced by the right to 10% share of such person in profits of TPG, achieved in 2002-2003.

Thus, the amendments of obligations of Prokom Software S.A. in relation to former shareholders of TPG are indicated hereunder:

PROKOM SOFTWARE SA CAPITAL GROUP

Term (year)	number of shares according to the agreement	number of shares according to the annex
1.	87.264	87.264
2.	72.524	72.524
3.	72.524	12.692
4.	65.271	11.422
5.	79.775	13.960
Total:	**377.358**	**197.862**

(communiqué of Prokom Software S.A. - RB/6/2002 dated 4 March 2002)

- on 26 April 2002 the Extraordinary General Shareholders' Meeting passed the resolution on the increase of Prokom Software S.A.'s share capital from the amount not lower than PLN 13,462,000 and not higher than PLN 14,934,524, that is by the amount of PLN 72,524 by the issue of 72,524 Series F shares destined for the management staff of The Polished Group S.A. In order to fulfill the Company's obligations arising from the contract concluded on the 30th September 1999 present shareholders were deprived of the pre-emptive right in taking up any of the new Series F shares.
(communiqué of Prokom Software S.A. - RB/12/2002 dated 26 April 2002)

Besides described above, the Dominant Company has no knowledge of any other changes in the structure of the Company's ownership.

2. Changes in Prokom Software S.A.'s subsidiaries shares ownership structure:

- in January 2002 the District Court in Katowice registered an increase in the share capital of Koma S.A. Solteq Oyj, company with registered office in Tampere, Finland, has taken hold of 14,000 newly-issued shares of Koma S.A. Prokom Software S.A. which had owned 59.26% of the share capital, after this issue owns 56.26% of the share capital and has rights to 56.26% of the total number of votes at the General Shareholders' Meeting of Koma S.A. After the registration of the new issue the share capital of Koma S.A. amounts to PLN 1,380,530 and is split into 276,106 registered shares of nominal value of PLN 5 each, jointly giving rights to 276,106 votes at the General Shareholders' Meeting of Koma S.A.
(communiqué of Prokom Software S.A. - RB/5/2002 dated 12 February 2002)
- in April 2002 Prokom Software S.A. sold to Combidata Poland Sp. z o.o. (subsidiary) 240,475 shares of Multitrade S.A. of nominal value 1.00 PLN each share, constituting altogether 99,4% of the share capital and entitling to exercise the same number of votes at the General Shareholders' Meeting of Multitrade S.A. For the total price of PLN 285 thousand Prokom Software S.A. sold all shares held in Multitrade S.A.
(communiqué of Prokom Software S.A. - RB/9/2002 dated 18 April 2002)

VIII. Changes in the ownership of Company's shares or rights to the shares by the members of the Supervisory Board and the Management Board.

	15-05-2002		Increase / decrease		01-03-2002	
	Number of shares	Number of options	Number of shares	Number of options	Number of shares	Number of options
The Management Board	2,050,323	-	-	-	2,050,323	-
The Supervisory Board	-	-	-	-	-	-

PROKOM SOFTWARE S.A. CAPITAL GROUP

IX. Information about about legal suits or administrative proceedings pending against Prokom Software S.A. or its subsidiaries regarding their liabilities or receivables.

In the 1st quarter 2002 there were no pending legal suits or administrative proceedings against Prokom Software S.A. or its subsidiaries regarding their liabilities or receivables of combined value exceeding in total 10% of Prokom Software S.A.'s shareholders' equity.

X. Information about uncommon transactions between group companies of value exceeding EUR 500,000.

All intercompany transactions between group companies were ordinary transactions concluded on usual market conditions and were a result of regular operating activity of Prokom Software S.A. and its subsidiaries.

XI. Guarantees granted.

The combined value of guarantees granted by Prokom Software S.A. or its subsidiaries to a single entity or its subsidiary did not exceed 10% of Prokom Software S.A.'s shareholders' equity.

XII. Other information essential for the estimation of the Group's performance and condition.

- on 26 April 2002 the Extraordinary General Shareholders' Meeting passed resolutions on changing the Statutes of Prokom Software S.A. affecting its Supervisory Board. Now it is composed of four members. Mr. Ryszard Krauze appoints one Member of the Supervisory Board and its Chairman,
- On 25 April 2002 Ms. Beata Stelmach handed in her resignation from her position as a member of Prokom Software S.A.'s Supervisory Board. On 26 April 2002 the Supervisory Board of Prokom Software S.A. appointed Ms. Beata Stelmach to be the member of the Management Board,
- On the 26 April 2002 the Extraordinary General Shareholders' Meeting appointed Mr. Marek Modecki to become a new member of the Supervisory Board of Prokom Software S.A.

Signature of the officer representing the Company

15 May 2002	**Bogdan Bartkowski**	**Member of the Board**	....
date	full name	function	signature